Exhibit 99.1

Advantage Announces Second Quarter 2017 Operating & Financial Results

Strong Glacier Operating Results Generate Surplus Cash,
Delineation Drilling Commenced at Progress, Valhalla & Wembley

(TSX: AAV, NYSE: AAV)

CALGARY, Aug. 3, 2017 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report solid second quarter 2017 results which met our targets. The results include a 32% increase in cash flow to $49 million with a 30% increase in cash flow per share to $0.26/share.  Production increased 10% on a per share basis to 232 mmcfe/d (38,739 boe/d) with total corporate cash costs (including natural gas and liquids transportation) of $0.98/mcfe, inclusive of $0.27/mcfe of operating costs.  The Corporation's balance sheet has been further strengthened by $17 million of surplus cash (cash flow less capital expenditures) generated from our operations during the first half of 2017, in addition to the $39 million of surplus cash generated in 2016.  This has reduced Advantage's total debt by $52 million and lowered the Corporation's total debt to trailing cash flow ratio to 0.7 at the end of the second quarter of 2017 as compared to 1.5 at June 30, 2016.

During the second quarter, the Corporation increased its sales gas transportation options by initiating plans to construct a new sales gas meter station on the Alliance pipeline system for 2018 and recently secured incremental TransCanada Pipelines ("TCPL") firm sales gas transportation service on the intra-Alberta Nova Gas Transmission ("NGTL") system to facilitate continued annual production growth beyond 2019.  As of April 2020, Advantage's TCPL firm sales gas transportation contracts will total 363 mmcf/d (exclusive of liquids production).

Advantage's Glacier 2017 development activities are progressing as planned with sufficient standing completed wells available to support our 2017 annual production target of 236 mmcfe/d (range of 230 mmcfe/d to 240 mmcfe/d) and an additional 16 well pad that has been drilled to support 2018 production growth.  For the balance of 2017, these 16 wells will be completed and the drilling of additional wells at Glacier will be undertaken to sustain production in 2018.  The expansion of Advantage's 100% owned Glacier gas plant to a raw processing capacity of 400 mmcf/d is progressing on-schedule with project completion targeted for the second quarter of 2018.  Capital, production and costs at Glacier are on-track with our 2017 targets.

These results continue to demonstrate the exceptional quality of our Glacier Montney asset and reinforces the Corporation's focus on developing its Montney natural gas resource in a profitable and sustainable manner.

Three Year Development Plan & Glacier Gas Plant Expansion

Advantage's three year development plan is progressing on-track with a targeted average annual production growth of 16% per year including production targets of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively.  The expansion of Advantage's 100% owned Glacier gas plant from a raw processing capacity of 250 mmcf/d to 400 mmcf/d began in the second quarter of 2017 with on-site ground work initiated.  Additional equipment deliveries and increasing levels of on-site construction will ramp up for the remainder of 2017 and through the first quarter of 2018.  The ongoing plant expansion is also targeted to increase shallow-cut liquids extraction capacity to 6,800 bbls/d with the current design capable of processing natural gas and liquids compositions from Valhalla.

Upon completion of the Glacier gas plant expansion, Advantage anticipates having initial surplus raw gas processing capacity of approximately 140 mmcf/d to support the Corporation's 2017 through 2019 development plan and beyond, including options to consider accelerating production growth and/or accommodate third party processing opportunities.

Delineation Drilling at Progress, Valhalla and Wembley Commenced

During the first half of 2017, Advantage acquired and added 26 new sections of undeveloped Montney lands to our existing Progress and Valhalla land parcels.  These 26 new sections were acquired through producer transactions for a total of $7 million in cash and fulfilled our strategy to build land parcels of sufficient size to provide economies of scale.  Advantage's land holdings at Progress, Valhalla and Wembley are comprised of approximately 30 contiguous sections each in size and are located in the greater Glacier operating area, proximal to Advantage's 100% owned Glacier gas plant and pipelines.  The Corporation's total undeveloped land holdings outside of Glacier have grown to a total of 90 net Montney sections (57,600 acres).

With the closing of the land acquisitions in the second quarter, Advantage has developed plans to advance delineation drilling in the second half of 2017 at Progress, Valhalla and Wembley.  The delineation drilling program in these three areas will be undertaken in part for land retention purposes and to allow Advantage to begin accumulating key data and knowledge to integrate future investment in these areas into an overall Corporate area development plan to optimize returns.  Advantage's second half 2017 delineation drilling plan includes a four-well pad at Valhalla, three wells at Progress and one well at Wembley (total of 7.4 net wells).  Four of these wells will preserve a total of 42.6 net sections of land of which 9.8 net sections will be continued indefinitely and 32.8 net sections will be continued for an additional 5 years at Progress and Wembley.  These lands are due to expire in 2017 and mid-2018 based on their original license terms.  Advantage estimates that incremental capital expenditures of approximately $22 million will be spent during the second half of 2017 on this delineation drilling program.

The Progress, Valhalla and Wembley areas are estimated by Management to contain sufficient natural gas and liquids accumulations to support scalable drilling programs and economies of scale given their proximity to Advantage's Glacier gas plant and gathering system.  In each of these areas, ongoing industry drilling activity has demonstrated encouraging initial results with high liquid yields and gas rates.  Industry drilling adjacent to the Progress and Valhalla areas have targeted multiple Montney layers with results demonstrating liquids rich gas accumulations in all layers to date.  At Wembley, industry producers have primarily targeted one of the Middle Montney layers which has demonstrated very high liquids yields comprised of both oil and condensate in the adjacent Pipestone field.  Future industry drilling could evaluate up to four layers of Montney potential in this area.

Advantage's total Montney land holdings increased to a total of 180 net sections (115,200 acres) comprised of 90 sections at Glacier and 90 sections in the greater Glacier operating area.

Increasing Transportation Access, Market Diversification and Commodity Risk Management Program

Advantage has continued to proactively identify and manage its transportation and market diversification opportunities through multiple initiatives.

During the second quarter of 2017, Advantage initiated plans to construct a new sales gas meter station on the Alliance pipeline. The meter station is currently anticipated to be in-service in 2018 and is expected to provide opportunities to access take-away capacity directly into the US markets.

Additionally, Advantage recently executed agreements with TCPL for additional firm natural gas sales transportation service in April, 2020 on the NGTL system to increase the Corporation's contracted total firm transportation service to 363 mmcf/d (excluding natural gas liquids production).  This extends the Corporation's previously secured increasing levels of firm sales gas transportation service in support of the Corporation's annual production targets of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively.

In the first quarter of 2017, Advantage participated in TCPL's Mainline open season and committed for firm transportation service of 55,600 GJ/d (52,800 mcf/d) from Empress, Alberta to the Dawn market in Southern Ontario. This firm service commitment is expected to be effective November 1, 2017 and represents approximately 20% of Advantage's targeted 2018 average annual production.  The firm service is conditional on National Energy Board approval and is on an expedited approval timeline process.

Advantage's multi-year commodity risk management program includes the following hedging positions:

	% Estimated Future Natural Gas Production (1)	Average AECO Cdn $/mcf

2017	45%	$3.19/mcf

2018	22%	$3.08/mcf

2019 Q1	18%	$3.00/mcf

Notes: (1) Based on estimates of average daily natural gas production, net of royalties

Advantage has also secured Henry Hub to AECO basis differentials of US$0.85/mcf on 25,000 mcf/d for calendar 2018 and US$0.88/mcf on 50,000 mcf/d for calendar 2019.

Looking Forward and Guidance

Advantage's annual average production guidance of 236 mmcfe/d (range of 230 mmcfe/d to 240 mmcfe/d) remains unchanged with third quarter 2017 production anticipated to be similar to our second quarter.  Maintenance, turnaround and expansion activities based on TCPL's schedule and based on Advantage's schedule are expected during the third quarter of 2017 and have been previously incorporated into our annual production guidance.  Advantage expects NGTL's sales gas pipeline take-away capacity in the Upstream James River area will increase above historical levels in the fourth quarter of 2017.

Advantage's 2017 capital expenditure guidance has been increased from $205 million (range of $195 million to $215 million) to $234 million (range of $225 million to $242 million).  The $29 million increase is comprised of $22 million for the delineation drilling program and $7 million for the successful land acquisitions in the first half of 2017.

The Corporation's 2017 annual operating cost guidance remains unchanged at $0.26/mcfe (range of $0.23/mcfe to $0.28/mcfe) and royalties are expected to be 5% (range of 4% to 6%).

Advantage's year-end total debt to trailing cash flow is estimated to be approximately 1.0 times based on an average 2017 AECO average natural gas price of Cdn $2.50/mcf including the Corporation's commodity hedges and based on the mid-points of guidance.

Second Quarter 2017 Operating and Financial Highlights

On a per share basis, cash flow increased 30% to $0.26/share and production grew 10% to 232 mmcfe/d (38,739 boe/d) during the second quarter of 2017 compared to the second quarter of 2016 through Advantage's continued focus on improving efficiencies.

Strong cash flow exceeded the second quarter 2017 capital program of $32 million and generated surplus cash of $17 million.

Total debt to trailing cash flow was reduced to 0.7 times as of June 30, 2017.  Total debt (including working capital deficit) was $141 million at the end of the quarter.

Advantage's industry leading low total corporate cash costs including natural gas and liquids transportation costs were $0.98/mcfe during the second quarter of 2017.  Operating costs were reduced 10% from the same period in 2016 and up slightly from the first quarter of 2017 from $0.23/mcfe to $0.27/mcfe due primarily to higher costs for road maintenance and trucking costs as a result of wet spring weather conditions.

Second Quarter 2017 Operating & Financial Summary Table

	Three months ended		Six months ended
Financial and Operating Highlights	June 30		June 30
	2017	2016	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$69,169	$45,615	$142,126	$87,240
Funds from operations	$48,625	$36,883	$102,597	$67,119
per share(1)	$0.26	$0.20	$0.55	$0.37
Total capital expenditures	$31,462	$17,595	$85,253	$62,331
Working capital deficit (surplus)(2)	$6,950	$(525)	$6,950	$(525)
Bank indebtedness	$134,128	$194,028	$134,128	$194,028
Basic weighted average shares (000)	185,790	184,477	185,319	179,478
Operating
Daily Production
Natural gas (mcf/d)	225,844	203,791	228,363	184,204
Liquids (bbls/d)	1,098	1,083	1,124	750
Total mcfe/d(3)	232,432	210,289	235,107	188,704
Total boe/d(3)	38,739	35,048	39,185	31,451
Average prices (including hedging)
Natural gas ($/mcf)	$3.09	$2.18	$3.17	$2.41
Liquids ($/bbl)	$57.27	$52.67	$55.47	$46.69
Cash netbacks ($/mcfe)(3)
Natural gas and liquids sales	$3.16	$1.34	$3.17	$1.53
Realized gains on derivatives	0.11	1.04	0.17	1.01
Royalty (expense) recovery	(0.15)	0.08	(0.13)	0.01
Operating expense	(0.27)	(0.30)	(0.25)	(0.32)
Transportation expense(4)	(0.37)	(0.03)	(0.37)	(0.02)
Operating netback	2.48	2.13	2.59	2.21
General and administrative	(0.12)	(0.10)	(0.11)	(0.11)
Finance expense	(0.07)	(0.13)	(0.08)	(0.15)
Other income	0.01	0.02	-	0.01
Cash netbacks	$2.30	$1.92	$2.40	$1.96

(1)	Based on basic weighted average shares outstanding.

(2)	Working capital deficit (surplus) includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

(4)	Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Interim Consolidated Financial Statements and MD&A

The Corporation's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017 together with the notes thereto, and Management's Discussion and Analysis for the three and six months ended June 30, 2017 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/2017-2.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation's plans to continue development of its Montney oil and natural gas resource contained within its land holdings and increase production, including the targeted amount of such production increase to be achieved by 2019; the Corporation's drilling plans for 2017, including the anticipated number of wells to be drilled and completed and the expected timing thereof; the anticipated benefits of the 2017 delineation drilling program in the greater Glacier operating area; the anticipated year-end total debt to trailing cash flow; timing of survey work for additional well locations at Progress and Wembley; anticipated timing of service for meter station on the Alliance pipeline and the expected opportunities therefrom; expectations regarding NGTL sales gas pipeline take-away capacity; the ability of TCPL to obtain the necessary regulatory approvals for the sales gas transportation service, anticipated number of future drilling locations and the Corporation's focus on developing such locations including the number of locations to be developed and the expected timing thereof; the proposed expansion of Advantage's Glacier gas plant processing capacity, including the anticipated timing that construction will commence and be completed on the proposed expansion; the Corporation's belief that its firm sales gas transportation service will satisfy its annual production targets from 2017 to 2019 including the potential to accelerate production growth; Advantage's estimated exposure to AECO prices in 2017; the Corporation's belief that its completed, standing wells will provide sufficient field production capability to increase annual production to its 2017 production target, including the amount of such production target; anticipated commodity prices; Advantage's future hedging positions; the Corporation's belief that taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 2, 2017 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the years ended December 31, 2017, 2018 and 2019 are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017, 2018 and 2019 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017, 2018 and 2019 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including operating netback, and reserve additions, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense.

References in this press release to IP30 rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Corporation's most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Of the 1,100 drilling locations disclosed in this press release, 793 are unbooked locations. Unbooked locations are internal estimates based on the Corporation's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Advantage actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, surplus cash and total debt to trailing cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities. The following abbreviations used in this press release have the meanings set forth below.

This press release and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

bbls/d	barrels per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
GJ/d	gigajoules per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mcfe/d	thousand cubic feet equivalent per day on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/August2017/03/c3368.html

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005; OR Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 21:46e 03-AUG-17